Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; TEL-Applied Holdings B.V.; Applied Materials, Inc.

Commission File No. 132-02780

Advance Notification

Pursuant to Article 782 (1) of the Companies Act of Japan

(Advance Disclosure Regarding Share Exchange)

June 5, 2014

Tokyo Electron Limited

Table of Contents

1.	Details of Share Exchange Agreement (Article 782 (1) (i) and (3) of the Companies Act of Japan)

2.	Fairness of the Share Exchange Consideration (Article 184 (1) (i) and (3) of the Ordinance for Enforcement of the Companies Act of Japan)

3.	Matters Concerning Share Exchange Consideration (Article 184 (1) (ii) and (4) (ii) of the Ordinance for Enforcement of the Companies Act of Japan)

4.	Financial Statements, etc. (Article 184 (1) (iv) and (6) of the Ordinance for Enforcement of the Companies Act of Japan)

End

1.	Details of Share Exchange Agreement

Tokyo Electron Limited (the “Company”) agreed to a business combination through a merger of equals (the “Business Combination” ) with Applied Materials, Inc. (“Applied Materials”) and executed a business combination agreement dated September 24, 2013 (as amended, the “Business Combination Agreement”) with Applied Materials. Upon consummation of the business combination, the Company will implement a triangular share exchange, and Applied Materials will implement a triangular merger. As a result, each of the Company and Applied Materials will be wholly owned subsidiaries of a holding company organized under the laws of the Netherlands (“HoldCo”). Pursuant to the business combination, among other things, the Company will enter into a share exchange (the “Share Exchange”) with TEL Japan GK, which was established on May 1, 2014 for the purpose of the business combination. The consideration for the Share Exchange will be the ordinary shares of HoldCo, and TEL Japan GK will become a wholly-owning parent company of the Company and the Company will become a wholly-owned subsidiary of TEL Japan GK pursuant to the Share Exchange. Accordingly, on May 14, 2014 the Company executed a share exchange agreement (the “Share Exchange Agreement”) with TEL Japan GK, as described in the Annex.

The Business Combination as described above will be implemented through the following steps.

(i)

The Company and TEL Japan GK will effect the Share Exchange pursuant to the Share Exchange Agreement (pursuant to which each issued and outstanding share of the Company (excluding the treasury shares held by the Company ) will be exchanged for 3.25 ordinary shares of HoldCo).

As a result of the Share Exchange, the Company will become a wholly owned subsidiary of TEL Japan GK. The Company will also become an (indirect) wholly owned subsidiary of HoldCo since TEL Japan GK will be a wholly owned subsidiary of HoldCo as of the effective time of the share exchange.

(ii)

Applied Materials and a company organized under Delaware law which will be indirectly owned by HoldCo will be involved in a triangular merger (pursuant to which Applied Materials will be the surviving company and the other company will be the dissolving company and each issued and outstanding share of Applied Materials (excluding the treasury shares held by Applied Materials) will be converted into the right to receive one ordinary share of HoldCo.) (the “Applied Materials Merger”)

(iii)	The ordinary shares of HoldCo are expected to be listed on the Tokyo Stock Exchange (the “TSE”) and the Nasdaq Global Select Market (“Nasdaq”).

The Company intends to implement the merger as an intragroup reorganization after the business combination, which will be effective on the same date as the effective date of the Share Exchange. Under this merger, the Company will be the surviving company and TEL Japan GK will be the dissolving company. In the event that the merger is implemented, the Company will become a direct wholly owned subsidiary of HoldCo, while the Company will become an indirect wholly owned subsidiary of HoldCo as of immediately after the Share Exchange.

End

2.	Fairness of the Share Exchange Consideration

(A)	Total number or value of the Share Exchange consideration and allotment equivalence

(i)	Details of Allotment Pursuant to the Share Exchange (“TEL Share Exchange Ratio”)

Number of HoldCo Ordinary Shares each Ordinary Share of Tokyo Electron will be Exchanged For Pursuant to the Share Exchange (See Note 1)	3.25
Total Number of HoldCo Ordinary Shares to be Issued to the Company Shareholders in the Share Exchange (See Note 2)	582,406,373

(Note 1)

Pursuant to the terms of the Share Exchange Agreement, the Company shareholders will receive 3.25 ordinary shares of HoldCo in exchange for each share of the Company held by them immediately prior to the effective time of the Share Exchange. Notwithstanding the foregoing, the Company will cancel all treasury shares held by it before the Share Exchange becomes effective but after the purchase of shares from dissenting shareholders, if any, who exercised appraisal rights provided under the Japanese Companies Act prior to the Share Exchange becoming effective. The share exchange ratio identified above has not been amended or modified since the execution of the Business Combination Agreement on September 24, 2013.

(Note 2)

The number of new shares to be issued by HoldCo to the Company shareholders has been calculated based on the Company’s total number of outstanding shares excluding treasury shares (179,201,961 shares) as of March 31, 2014.

(Note 3)

No fractional shares will be issued in connection with the Share Exchange. Shareholders of the Company who would be entitled to receive fractional shares of HoldCo will alternatively receive a cash payment calculated in accordance with the terms of the Share Exchange Agreement.

(Note 4)	Handling of shares less than one unit There is no unit share system under the laws of the Netherlands, the jurisdiction of HoldCo’s incorporation.

(Note 5)	Allotment Pursuant to the Applied Materials Merger (Applied Conversion Ratio) is as follows:

Number of HoldCo Ordinary Shares each Share of Applied Materials Common Stock will be Converted Into Pursuant to the Applied Materials Merger (See Note 5-1)	1
Total Number of HoldCo Ordinary Shares to be Issued to Applied Materials Stockholders in the Applied Materials Merger (See Note 5-2)	1,217,378,416

(Note 5-1)

Pursuant to the terms of the Business Combination Agreement, Applied Materials stockholders will receive one ordinary share of HoldCo for each share of Applied Materials common stock held by them as of immediately prior to the effective time of the Applied Materials Merger. Notwithstanding the foregoing, no ordinary shares of HoldCo will be paid or payable in respect of any treasury shares, shares of Applied Materials common stock held by

Applied Materials or any of its subsidiaries or to dissenting stockholders who exercise appraisal rights under Delaware law, if available, in each case as of immediately prior to the effective time of the Applied Materials Merger. The share exchange ratio identified above has not been amended or modified since the execution of the Business Combination Agreement on September 24, 2013.

(Note 5-2)

New shares to be issued by HoldCo to Applied Materials stockholders has been calculated based on Applied Materials’ total number of outstanding shares excluding treasury shares (1,217,378,416 shares) as of April 27, 2014.

(Note 5-3)

No fractional shares will be issued in connection with the Applied Materials Merger. Stockholders of Applied Materials who would be entitled to receive fractional shares of HoldCo will alternatively receive a cash payment equal to such stockholder’s pro rata share of the proceeds of the fractional shares sold in a commercially reasonable manner.

(ii)	Basis for Calculation

The allotments of HoldCo ordinary shares to be made in the Share Exchange will be made pursuant to the share exchange ratio set forth in the Business Combination Agreement. In order to support their efforts to ensure the fairness of the share exchange ratio of the Business Combination from a financial point of view to the shareholders of the Company, the Company appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and its affiliates, including Morgan Stanley & Co. LLC (collectively “Mitsubishi UFJ Morgan Stanley”) as its independent financial advisor to perform a financial analysis of the share exchange ratio. Please see Attachment 1, “Analysis Outline of the Financial Advisor Regarding the Share Exchange Ratio,” with respect to the outline of the financial analysis relating to the share exchange ratio of the Business Combination conducted by Mitsubishi UFJ Morgan Stanley.

(iii)	Background of Calculation

The allotments of HoldCo ordinary shares to be made in the Share Exchange will be made pursuant to the Business Combination. The Company carefully negotiated and discussed the TEL Share Exchange Ratio and Applied Conversion Ratio with Applied Materials, comprehensively taking into account various factors including but not limited to as the financial position, assets and business prospects of each of the Company and Applied Materials, with the Company referring to the financial analyses performed by Mitsubishi UFJ Morgan Stanley. Based on the foregoing factors, the Company came to a decision that the TEL Share Exchange Ratio set out in (i) above, was appropriate and reached agreement on the TEL Share Exchange Ratio with Applied Materials.

(iv)	Relationship with Financial Advisor

Mitsubishi UFJ Morgan Stanley, which is acting as financial advisor to the Company, does not constitute a related party of the Company or Applied Materials, respectively, and does not have any material interest in connection with the Business Combination other than with respect to the fee it will receive for its services, a substantial portion of which is contingent upon the closing of the Business Combination.

(B)	Reason for Selection of the Said Type of Asset as Share Exchange Consideration

To achieve the objectives of the Business Combination, under which the Company and Applied Materials aim to be a leading company that will bring new material innovations in cutting-edge areas, the Company and Applied Materials will organize HoldCo in the Netherlands and become sister companies. The shareholders of the Company as of immediately prior to the consummation of the Business Combination will become shareholders of HoldCo, which will own the Company and Applied

Materials as subsidiaries after the Business Combination, and may enjoy synergies created by the Business Combination as shareholders. Pursuant to the Business Combination, shares of the Company will be delisted from the TSE and the ordinary shares of HoldCo, which will be the consideration for the Business Combination, are expected to be listed on the TSE and Nasdaq.

(C)	Matters to be Considered to Protect the Interests of the Company’s Shareholders

As of the date the Share Exchange Agreement was executed, TEL Japan GK is a wholly owned subsidiary of the Company. Since the Share Exchange will be implemented as a part of the Business Combination between the Company and Applied Materials, the details of the share allotment under the Share Exchange had already been agreed between the Company and Applied Materials at the time the Business Combination Agreement was executed. The Company has taken the following measures to ensure fairness in agreeing with Applied Materials on the conditions for the Business Combination.

(i)	Measures to Ensure Fairness

The Share Exchange will be implemented as a part of the Business Combination. In addition to receiving the financial analyses relating to the TEL Share Exchange Ratio described in (A)(ii) “Basis for Calculation”, the Company received a written opinion of Mitsubishi UFJ Morgan Stanley dated September 24, 2013, that, as of the date of the opinion and based upon and subject to certain conditions, including the assumptions described in Attachment 1, the share exchange ratio pursuant to the Business Combination was fair from a financial point of view to the shareholders of the Company (what is called Fairness Opinion).

Further, the Company retained Nishimura & Asahi and Jones Day as its legal advisors for matters relating to the Business Combination.

(ii)	Measures to Avoid Conflicts of Interests

The Share Exchange will be implemented as a part of the Business Combination. There are no identified conflicts of interest between the Company and Applied Materials that will arise as a result of the Business Combination; accordingly, no special measures have been taken.

3.	Matters Concerning the Share Exchange Consideration

(A)	Provisions Equivalent to Articles of Association under Japanese Law

The articles of association of HoldCo as of its incorporation on January 6, 2014, are as set forth in Attachment 2, Articles of Association of HoldCo (before the Business Combination). Prior to consummating the Business Combination, HoldCo will be converted from a private limited liability company (besloten vennootschap) organized under the laws of the Netherlands to a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. In conjunction with the conversion, the articles of association of HoldCo will be amended. The articles of association of HoldCo as of the consummation of the Business Combination becomes effective will be as set forth in Attachment 3, Articles of Association of HoldCo (as of the consummation of the Business Combination).

(B)	Rights Concerning Ordinary Shares of HoldCo

Rights concerning the ordinary shares of HoldCo to be used as the Share Exchange consideration are listed below:

(i)	Entitlement to surplus dividend

Each holder of ordinary shares of HoldCo is entitled to dividends in proportion to the number of shares held. In addition, the currency of the dividends received by the shareholders who will own the ordinary shares of HoldCo through the Japan Securities Depository Center Inc will be converted into yen after the dividend payment by the Company.

(ii)	Entitlement to distribution of residual property

Each holder of ordinary shares of HoldCo is entitled to a proportionate share of any residual assets upon liquidation of HoldCo. Pursuant to the Articles of Association, the dividends by HoldCo will be paid in euro, dollar, yen or other currency decided by the board of directors of HoldCo.

(iii)	Voting right at a shareholders meeting

Each of HoldCo’s ordinary shares will confer the right to attend and address the General Meeting of HoldCo’s shareholders, the right to request the board of directors of Holdco to provide information at General Meeting of HoldCo’s shareholders, and the right to cast one vote at the General Meeting of HoldCo’s shareholders. As a result, the number of votes that a shareholder may cast equals the number of HoldCo’s ordinary shares such shareholder holds. The cumulative voting is not applicable to HoldCo.

(iv)	Appraisal opposition rights of the shareholder in the event of a merger or similar events

Dutch law provides that, to the extent that the acquiring company in a cross-border merger is organized under the laws of another member state of the European Union or the European Economic Area, a shareholder of a Dutch company that will disappear in a merger who has voted against the cross-border merger may file a claim with the Dutch company for compensation instead of receiving shares in the share capital of the acquiring company.

(v)

Right to inspect or ask for a copy of the Articles of Association and other materials (the material that shows electro-magnetic record(s), if the relevant data or material is recorded electro-magnetically)

(I)	Articles of association

HoldCo’s shareholders may view a copy of its articles of association and public securities filings under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 on the U.S. Securities and Exchange Commission’s webpage (http://www.sec.gov) or may request to be provided with a copy by HoldCo.

(II)	Annual accounts and the annual report

Under Dutch law, the annual accounts of HoldCo will be submitted to the General Meeting of HoldCo’s shareholders for adoption and the annual report will be reported at the General Meeting. Each shareholder may inspect these materials, and upon its request be provided with a copy of the annual accounts free of charge at its corporate seat and such other locations as the board of directors of HoldCo determines.

(III)	Record of resolutions of the general meeting

HoldCo’s board of directors will keep a record of all resolutions adopted by the General Meeting of HoldCo’s shareholders, which record will be available at its corporate seat and such other locations as the board of directors of HoldCo determines for inspection by shareholders. Each shareholder will upon its request be provided with a copy from such record.

(IV)	Shareholder registry

Each shareholder of HoldCo may be provided upon its request with written evidence of the contents of the share register with regard to the shares registered in his name free of charge. Furthermore, the shareholders registry will be deposited at the offices of the HoldCo for inspection by the shareholders of HoldCo. However, the registry of the beneficial owners of HoldCo is not required to be deposited at the offices of the HoldCo under Dutch law.

(vi)	Anti-takeover measure

Under Dutch law, HoldCo is permitted to take various protective measures within the limits set by Dutch law and Dutch case law. Pursuant to the articles of association of HoldCo that will be in effect after the Business Combination, in order to protect the interest of the shareholders, HoldCo may issue cumulative preference shares to a friendly party in such a manner as to (temporarily) dilute the interest of any potential acquirer aimed at creating a status quo that could be used by HoldCo board of directors to further discuss with the potential acquirer its future plans for HoldCo as well as to search for strategic alternatives.

(C)	Language in Which Information is Provided to Shareholders

Meetings of HoldCo’s shareholders will be conducted in the English language. The languages in which information is provided to HoldCo shareholders will be determined by the HoldCo’s board of directors. Japanese language will be one of such languages. The ordinary shares of HoldCo are expected to be listed on TSE in association with the Business Combination, and thus HoldCo will provide some information in Japanese in accordance with the TSE’s regulations.

(D)

Total number of rights equivalent to the voting rights of the shareholders of HoldCo that shareholders will possess on the effective day of the Share Exchange (following consummation of the Business Combination) should there be a meeting equivalent to the shareholders meeting

1,799,784,889 shares

The above number is calculated by aggregating the numbers specified in (a), (b) and (c) below.

(a)	Total number of voting rights of all shareholders of HoldCo immediately prior to the Business Combination

100 shares (to be expected)

(b)	Number of voting rights of ordinary shares of HoldCo to be delivered to the Company shareholders with respect to the Share Exchange

582,406,373 shares

*	The number specified in (b) above is calculated based on the total number of issued shares of the Company (excluding the treasury shares held by the Company) as of March 31, 2014 (179,201,961 shares)

(c)	Number of voting rights of ordinary shares of HoldCo to be delivered to the shareholders of Applied Materials with respect to the Applied Materials Merger

1,217,378,416

*

The number specified in (c) above is calculated based on the total number of issued shares of Applied Materials (excluding the treasury shares held by Applied Materials ) as of April 27, 2014 (1,217,378,416 shares).

The numbers specified in (a), (b) and (c) above may fluctuate from the relevant date mentioned above to the date the Share Exchange becomes effective. In that case, the total number of rights equivalent to the voting rights of the shareholders of HoldCo that shareholders will possess on the effective day of the Share Exchange should there be a meeting equivalent to the shareholders meeting mentioned in (D) above will be affected by such fluctuation. For example, if, before the Share Exchange becomes effective, the dissenting shareholders of the Company exercise their appraisal rights, the Company’s share options (shinkabu-yoyakuken) are exercised, or holders of shares of less than one unit exercise their right to demand the sale of their shares, the total number specified above may fluctuate.

(E)	Matters Concerning the Person(s), etc. Representing HoldCo

(i)	Name and address of the person representing HoldCo

Name:	Tetsuro Higashi (Current Chairman, President and Representative Director, CEO of the Company)
Position:	Managing Director
Address:	3-1 Akasaka 5-chome, Minato-ku, Tokyo

The person mentioned below will represent HoldCo after the Share Exchange and the Applied Materials Merger take effect.

Name:	Gary Dickerson (Current President and CEO of Applied Materials)
Position:	CEO (Chief Executive Officer)
Address:	3050 Bowers Avenue, P.O. Box 58039, Santa Clara, CA 95052

(ii)	Names of Directors and Officers of HoldCo (other than the representative)

Not applicable.

Upon consummation of the Business Combination, the board of directors of HoldCo will be a board of directors consisting initially of eleven directors. The following persons will be directors of HoldCo upon consummation of the Business Combination.

Name	Position
Tetsuro Higashi (Current Chairman, President and Representative Director, CEO of the Company)	Chairman of the Board of Directors
Michael Splinter (Current Executive Chairman of Applied Materials)	Vice Chairman of the Board of Directors
Tetsuo Tsuneishi (Current Vice Chairman and Representative of the Company)	Vice Chairman of the Board of Directors
Gary Dickerson (Current President and CEO of Applied Materials)	Member of the Board of Directors
Three individuals (in addition to Mr. Higashi and Mr. Tsuneishi) designated by the Company who qualify as “independent directors” under the applicable rules of Nasdaq and the U.S. Securities and Exchange Commission	Member of the Board of Directors
Three individuals (in addition to Mr. Dickerson and Mr. Splinter) designated by Applied Materials who qualify as “independent directors” under the applicable rules of Nasdaq and applicable rules of the U.S. Securities and Exchange Commission	Member of the Board of Directors
One individual designated jointly by the Company and Applied Materials who qualifies as an “independent director” under the applicable rules of Nasdaq and the U.S. Securities and Exchange Commission	Member of the Board of Directors

In addition, upon consummation of the Business Combination, Applied Materials’ current President and Chief Executive Officer, Gary Dickerson, will become the Chief Executive Officer of HoldCo and Applied Materials’ current CFO (Chief Financial Officer), Robert Halliday, will become the CFO (Chief Financial Officer) of HoldCo.

(F)	Content of the materials equivalent to a balance sheet as of the date of incorporation of HoldCo

Since HoldCo was incorporated on January 6, 2014, there is no period equivalent to the latest fiscal year. The content of the document equivalent to the balance sheet as of the date of incorporation of HoldCo is as follows:

(as of January 6, 2014)

Euro
Assets
Total assets	€ --
Liabilities and Stockholder’s Equity
Total liabilities	--
Stockholder’s equity
Ordinary shares	1
Additional paid-in capital	5,022
Due from shareholder	(1)
Accumulated deficit	(5,022)
Total stockholder’s equity	--
Commitments and contingencies
Total liabilities and stockholder’s equity	€ --

(Note) Each of the ordinary shares of HoldCo has par value €0.01, and 100 ordinary shares of HoldCo are issued and outstanding.

(G)

Summary of the content of HoldCo’s materials equivalent to those listed under the items of Articles 118 and 119 of the Ordinance for Enforcement of the Companies Act for the period equivalent to the latest fiscal year.

Since HoldCo was incorporated on January 6, 2014, and no period equivalent to the latest fiscal year has been completed, there are no applicable materials.

(Reference)

For the account settlement information of the Company and Applied Materials, which will be disclosed in the Securities Report of HoldCo for Listing Application on the Tokyo Stock Exchange (Part I) which will be available at the TSE’s webpage, and it has already been disclosed in the Registration Statement on Form S-4, which was declared effective by the U.S. Securities and Exchange Commission on May 13, 2014. Form S-4 is available at the U.S. Securities and Exchange Commission’s webpage (http://www.sec.gov), the Company’s webpage (http://www.tel.co.jp/ir/index.htm) and on EDINET (Electronic Disclosure for Investors’ NETwork).

(H)	Content of the materials equivalent to the balance sheet for the period equivalent to past five full fiscal years.

Since HoldCo was incorporated on January 6, 2014, and no period equivalent to the latest fiscal year has been completed, there are no applicable materials.

(I)	Method of Cashing the Share Exchange Consideration and Market Price of the Share Exchange Consideration

(i)	Market for transacting the Share Exchange consideration

The TSE and Nasdaq (as scheduled)

(ii)	Parties acting as intermediary, broker or agent in the trading of the Share Exchange consideration

Following registration with the U.S. Securities and Exchange Commission and the listing of the shares on the TSE and Nasdaq, the ordinary shares of HoldCo can be traded through entities such as (a) securities companies that are Japan Securities Depository Center Inc. participants and can handle foreign shares, (b) U.S. or other securities companies that participate in the Depository Trust Company, and (c) other brokerage. With respect to the handling of shares, please refer to the Japanese registration statement to be submitted by HoldCo, which will be disclosed on EDINET.

(iii)	Restriction on the transfer and other disposal of the Share Exchange consideration

Not applicable.

(iv)	Market price of the Share Exchange transaction

Not applicable; however, the shares of HoldCo are expected to be listed on the TSE and Nasdaq

(v)	Procedure for receiving repayment when the Share Exchange consideration can be repaid with a treasury share purchase, equity buyback or other similar means

Not applicable.

4.	Financial Statements, etc.

(A)	TEL Japan GK

(i)	Content of the balance sheet on the date of incorporation

(as of May 1, 2014)

one million yen
Assets
Cash and cash equivalents	1
Total asset	1
Liabilities	N/A
Net asset
Stock holders’ equity
Capital stock	1
Total liabilities and net asset	1

(ii)	Material Events that occurred after the date of incorporation that may affect the disposal of a material asset, burden of a material liability, or the position of the company’s assets

On May 14, 2014, TEL Japan GK executed the Share Exchange Agreement with the Company .

(B)	The Company

(i)	Material Events that occurred after the last day of the latest fiscal year that may affect the disposal of a material asset, burden of a material liability, or the position of the company’s assets

(I)	Transfer of Subsidiary

The board of directors meeting of the Company held on March 26, 2014 resolved to sell some of the shares of Tokyo Electron Device Limited (“Tokyo Electron Device”), a consolidated subsidiary of the Company, held by the Company. As a result, on April 15, 2014, Tokyo Electron Device changed from a consolidated subsidiary to an equity method affiliate of the Company.

The Company sold some of 5,875,300 ordinary shares of Tokyo Electron Device held by the Company at the end of the most recent fiscal year. Of such ordinary shares, 636,000 shares were sold in response to the repurchase by Tokyo Electron Device; 1,484,000 shares through secondary distribution by underwriters (Daiwa Securities Co. Ltd. and Nomura Securities Co.,Ltd.) (all underwriting); and 222,600 shares in response to the exercise of the green shoe option by Daiwa Securities Co. Ltd. in relation to secondary distribution via over-allotment.

(II)	Execution of the Share Exchange Agreement

On May 14, 2014, the Company executed the Share Exchange Agreement with TEL Japan GK.

End

(Annex)

<Unofficial English Translation of Official Japanese Agreement>

TEL SHARE EXCHANGE AGREEMENT

TEL JAPAN GK, a godo kaisha having its offices at 3-1 Akasaka 5-chome, Minato-ku, Tokyo (“TEL Exchange Sub”), and TOKYO ELECTRON LIMITED, a kabushiki kaisha having its offices at 3-1 Akasaka 5-chome, Minato-ku, Tokyo (“TEL”), hereby execute the following Share Exchange Agreement (hereinafter referred to as this “Agreement”) as of May 14, 2014 (the “Execution Date”). Immediately preceding the effective time of the TEL Share Exchange (as defined in Article 1 below), TEL Exchange Sub will become a wholly owned direct subsidiary of TEL-Applied Holdings B.V., a besloten vennootschap organized under laws of the Netherlands having its office at Kerkenbos 1015, Unit C, 6546 BB, Nijmegen, The Netherlands, which prior to the TEL Share Exchange shall have converted to a naamloze vennootschap (“HoldCo”).

Article 1 (SHARE EXCHANGE)

TEL Exchange Sub and TEL shall execute a share-for-share exchange as a result of which TEL Exchange Sub shall become the direct parent company of TEL and TEL shall become a wholly owned subsidiary of TEL Exchange Sub (the “TEL Share Exchange”). As a result of the TEL Share Exchange, TEL Exchange Sub will acquire all of the issued stock of TEL, other than any stock already owned by TEL Exchange Sub, if any, in exchange for ordinary shares, 0.01 euro nominal value per share, of HoldCo (the “HoldCo Ordinary Shares”) in the manner described in Article 2 below.

Article 2 (SHARES TO BE DELIVERED IN TEL SHARE EXCHANGE AND ALLOTMENT)

2.1	Upon consummation of the TEL Share Exchange, TEL Exchange Sub shall deliver to the shareholders of TEL (excluding, if applicable, TEL Exchange Sub) as of the time (the “Reference Time”) immediately preceding the time when TEL Exchange Sub acquires the entire issued stock of TEL (except the stock of TEL already owned by TEL Exchange Sub, if any) the number of HoldCo Ordinary Shares obtained by multiplying the total number of shares of common stock of TEL (“TEL Common Stock”) owned by the shareholders of TEL (other than TEL Exchange Sub) as of the Reference Time by 3.25 (the “TEL Exchange Ratio”).

2.2	Upon the execution of the TEL Share Exchange, TEL Exchange Sub shall allot to each shareholder of TEL (other than TEL Exchange Sub) as of the Reference Time the number of HoldCo Ordinary Shares obtained by multiplying the number of shares of TEL Common Stock owned by each such shareholder as of the Reference Time by the TEL Exchange Ratio.

2.3	Notwithstanding the foregoing, no fractional HoldCo Ordinary Shares shall be delivered in connection with the TEL Share Exchange. Accordingly, any holder of TEL Common Stock who would otherwise be entitled to receive a fraction of a HoldCo Ordinary Share (after aggregating all fractional HoldCo Ordinary Shares deliverable to such holder) at the Effective Date (as defined in Article 3 below) shall, in lieu of such fraction of a HoldCo Ordinary Share, be paid in cash the yen amount (rounded as necessary up to the nearest whole yen) equal to: (i) the fraction of a HoldCo Ordinary Share such TEL stockholder would otherwise have been entitled to receive pursuant to Section 2.2; multiplied by (ii) the quotient of (A) the volume-weighted average price per share of TEL Common Stock on the Tokyo Stock Exchange for the five consecutive trading days preceding (but not including) the date on which TEL Common Stock is delisted from the Tokyo Stock Exchange prior to the Effective Date divided by (B) the TEL Exchange Ratio.

Article 3 (EFFECTIVE DATE)

The TEL Share Exchange shall become effective at the later of 12:01 am JST on September 24, 2014 (hereinafter referred to as the “Effective Date”) or the time when each of conditions set forth in Article 6 is satisfied or waived on the Effective Date; provided, however, that the Effective Date may be modified upon consultation and agreement between TEL Exchange Sub and TEL in the event such modification is necessary under the applicable procedural requirements for the TEL Share Exchange or for other reasons.

Article 4 (CANCELLATION OF TREASURY STOCK)

TEL shall cancel all of its treasury stock held by TEL as of the Reference Time (including the treasury stock acquired by TEL as a result of the exercise of dissenting shareholders’ appraisal rights in connection with the TEL Share Exchange pursuant to Article 785, Paragraph 1 of the Companies Act (Act No. 86 of 2005) of Japan) pursuant to the approval of the TEL Board prior to the Effective Date in accordance with applicable laws and regulations.

Article 5 (AMENDMENT AND TERMINATION OF AGREEMENT)

During the period beginning on the Execution Date and ending on the Effective Date, this Agreement may be modified or terminated only upon mutual written agreement of both parties hereto after mutual consultation.

Article 6 (EFFECTIVENESS OF THE SHARE EXCHANGE)

The TEL Share Exchange shall become effective if each of the following conditions is satisfied or waived: (i) the approval of the TEL Share Exchange by the general meeting of shareholders of TEL and the competent authorities as required by applicable laws and regulations shall have been obtained; (ii) TEL Exchange Sub shall have become a wholly owned direct subsidiary of HoldCo; and (iii) TEL Exchange Sub shall have been able to deliver to TEL shareholders the number of HoldCo Ordinary Shares necessary to effect the TEL Share Exchange in accordance with the terms of this Agreement.

Article 7        (ACQUISITION OF HOLDCO ORDINARY SHARES BY TEL EXCHANGE SUB)

TEL Exchange Sub shall acquire sufficient HoldCo Ordinary Shares, without any security interests or other encumbrances, to deliver all HoldCo Ordinary Shares to be delivered in the TEL Share Exchange in accordance with Article 2 of this Agreement prior to the effective time of the TEL Share Exchange.

Article 8 (CONSULTATION)

Except as provided in this Agreement, any matter which is necessary for consummation of the TEL Share Exchange shall be determined through consultation and agreement between TEL Exchange Sub and TEL consistent with the purpose and intent of this Agreement.

Article 9 (GOVERNING LAW)

This Agreement shall be governed by and construed in accordance with the laws of Japan.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, two original copies of this Agreement have been prepared, and after affixing their seals on the date first written above, each party shall retain one copy.

TEL EXCHANGE SUB 3-1 Akasaka 5-chome, Minato-ku, Tokyo TEL Japan GK Representative Member Tokyo Electron Limited Executor (shokumu shikkousha) Tetsuro Higashi

TEL

3-1 Akasaka 5-chome, Minato-ku, Tokyo Tokyo Electron Limited Representative Director, Chairman, President & Chief Executive Officer Tetsuro Higashi

(Attachment 1)

Analysis Outline of the Financial Advisor Regarding the Share Exchange Ratio

(Outline of Analysis by Financial Advisor of Tokyo Electron)

Mitsubishi UFJ Morgan Stanley analyzed the Share Exchange Ratio by performing valuation analyses based on Historical Exchange Ratio Analysis, Relative Contribution Analysis, Relative DCF Analysis and Selected Precedent Transactions Premium Analysis methodologies and comprehensively considered the results of such analyses.

In the Historical Exchange Ratio Analysis, Mitsubishi UFJ Morgan Stanley reviewed the implied Share Exchange Ratio in relation to the ratio of the daily closing market price of Tokyo Electron common stock on the Tokyo Stock Exchange converted into U.S. Dollars using a JPY/USD exchange rate as of each corresponding date to the daily closing market price of Applied Materials common stock on the Nasdaq as of such date, for various periods ending September 23, 2013. In the Relative DCF Analysis and Relative Contribution Analysis, Mitsubishi UFJ Morgan Stanley used financial projections of Tokyo Electron and Applied Materials on a stand-alone basis, without considering the effect of the Business Combination, both based on equity research estimates and based on forecasts delivered by the managements of Tokyo Electron and Applied Materials.

The following table summarizes the implied ranges of the Share Exchange Ratio calculated by Mitsubishi UFJ Morgan Stanley under each methodology (assuming that the exchange ratio per common stock of Applied Materials is set at 1).

Methodology	Implied Range of the Share Exchange Ratio
Historical Exchange Ratio Analysis (3-Month Period) (Note 1)	2.68x - 3.43x
Relative Contribution Analysis	0.98x - 3.70x
Relative DCF Analysis	2.21x - 4.29x
Selected Precedent Transactions Premium Analysis	2.78x - 3.67x

As described in Measures to Ensure Fairness (5.(1)(C) (i) in this document), based on the request from the board of directors of Tokyo Electron, Mitsubishi UFJ Morgan Stanley delivered to the board of directors of Tokyo Electron a written opinion (“Fairness Opinion”) that, as of September 24, 2013, the Share Exchange Ratio agreed upon in the Business Combination Agreement was fair, from a financial point of view, to the holders of Tokyo Electron common stock.

The opinion of Mitsubishi UFJ Morgan Stanley in the Fairness Opinion is based upon and subject to various significant assumptions, disclaimers, matters considered and limitations described in the Fairness Opinion. Mitsubishi UFJ Morgan Stanley did not recommend any particular Share Exchange Ratio to Tokyo Electron or the board of directors of Tokyo Electron as the only appropriate Share Exchange Ratio.

For conditions and assumptions regarding the analyses and opinion, please see Note 2 below.

(Note 1)	If either the Tokyo Stock Exchange or Nasdaq was closed while the other stock exchange was open, Mitsubishi UFJ Morgan Stanley applied the closing market price on the prior trading day to such day of the closing market price of those shares where the stock market is closed, to calculate the exchange ratio to review in relation to the implied Share Exchange Ratio, and deemed such day as a trading day.
(Note 2)

Mitsubishi UFJ Morgan Stanley’s Fairness Opinion and analysis and calculation of the above ranges of the Share Exchange Ratio as the basis thereof, is directed to Tokyo Electron’s board of directors and addresses only the fairness from a financial point of view of the Share Exchange Ratio pursuant to the Business Combination Agreement to holders of shares of common stock of Tokyo Electron as of the date of the Fairness Opinion. The Fairness Opinion and analysis do not address any other aspects of the transaction and do not constitute an opinion or recommendation to any shareholders of Tokyo Electron or Applied Materials as to how such shareholder should vote or act on any matter at any shareholder meeting with respect to the Business Combination. Mitsubishi UFJ Morgan Stanley did not recommend any specific Share Exchange Ratio to Tokyo

Electron or its board of directors or that any specific Share Exchange Ratio constituted the only appropriate Share Exchange Ratio for the Business Combination. The Fairness Opinion and analysis do not purport to be an appraisal or to reflect the prices at which shares of common stock of Tokyo Electron, Applied Materials or HoldCo might actually trade.

For purposes of the Fairness Opinion and its analysis, Mitsubishi UFJ Morgan Stanley has:

(a)	Reviewed certain publicly available financial statements and other business and financial information, including equity research estimates, of Tokyo Electron and Applied Materials, respectively;

(b)	Reviewed certain internal financial statements and other financial and operating data concerning Tokyo Electron and Applied Materials, respectively;

(c)	Reviewed certain financial projections delivered by the managements of Tokyo Electron and Applied Materials, respectively;

(d)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, prepared by the managements of Tokyo Electron and Applied Materials, respectively;

(e)	Discussed the past and current operations and financial condition and the prospects of Applied Materials, including information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, with senior executives of Applied Materials;

(f)	Discussed the past and current operations and financial condition and the prospects of Tokyo Electron, including information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, with senior executives of Tokyo Electron;

(g)	Reviewed the pro forma impact of the Business Combination on Tokyo Electron’s earnings per share, cash flow, consolidated capitalization and financial ratios;

(h)	Reviewed the reported prices and trading activity for Tokyo Electron common stock and Applied Materials common stock;

(i)	Compared the financial performance of Tokyo Electron and Applied Materials and the prices and trading activity of Tokyo Electron common stock and Applied Materials common stock with that of certain other publicly-traded companies comparable with Tokyo Electron and Applied Materials, respectively, and their securities;

(j)	Reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

(k)	Participated in certain discussions and negotiations among representatives of Tokyo Electron and Applied Materials and certain parties and their accounting, tax and legal advisors;

(l)	Reviewed the Business Combination Agreement, substantially in the form of the draft dated September 23, 2013 and certain related documents; and

(m)	Reviewed such other information and considered such other factors as Mitsubishi UFJ Morgan Stanley deemed appropriate.

Mitsubishi UFJ Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Tokyo Electron and Applied Materials, and formed a substantial basis for its Fairness Opinion and analysis. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, Mitsubishi UFJ Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Tokyo Electron and Applied Materials of the future financial performance of Tokyo Electron and Applied Materials. In addition, Mitsubishi UFJ Morgan Stanley assumed that the Business Combination will be consummated in accordance with the terms set forth in the Business Combination Agreement without any waiver, amendment or delay of any terms or conditions and that the exchange of Shares of Tokyo Electron common stock for HoldCo common stock at the Exchange Ratio will be non-taxable for the holders of shares of Tokyo Electron common stock. Mitsubishi UFJ Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Business Combination, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Business Combination. Mitsubishi UFJ Morgan Stanley is not a legal, accounting, tax, regulatory or actuarial advisor. Mitsubishi UFJ Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Tokyo Electron and its legal, accounting and tax advisors with respect to legal, accounting, tax, regulatory or actuarial matters. Mitsubishi UFJ Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Tokyo Electron or Applied Materials, nor has Mitsubishi UFJ Morgan Stanley been furnished with any such valuations or appraisals. The analysis and Fairness Opinion of Mitsubishi UFJ Morgan Stanley was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley as of, the date of the Fairness Opinion. Events occurring after such date might have an effect on the analysis and Fairness Opinion and the assumptions used in preparing it, and Mitsubishi UFJ Morgan Stanley has not assumed any obligation to update, revise or reaffirm its analysis and Fairness Opinion. In arriving at its Fairness Opinion, Mitsubishi UFJ Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to any merger, business combination or other extraordinary transaction involving Tokyo Electron.

The preparation of a fairness opinion and the analysis as the basis thereof is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Mitsubishi UFJ Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Mitsubishi UFJ Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Mitsubishi UFJ Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the range of valuations resulting from any particular analysis described herein should not be taken to be Mitsubishi UFJ Morgan Stanley’s view of the actual value of Tokyo Electron or Applied Materials. In performing its analyses, Mitsubishi UFJ Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Tokyo Electron or Applied Materials. Any estimates contained in Mitsubishi UFJ Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The summary contained herein describes the material analyses performed by Mitsubishi UFJ Morgan Stanley but does not purport to be a complete description of the analyses performed by Mitsubishi UFJ Morgan Stanley.

The Share Exchange Ratio was determined through arm’s length negotiations between Tokyo Electron and Applied Materials and was approved by Tokyo Electron’s board of directors. Mitsubishi UFJ Morgan Stanley’s analysis and Fairness Opinion and its presentation to Tokyo Electron’s representatives was only one of many factors taken into consideration by Tokyo Electron’s board of directors in deciding to approve the Business Combination. Consequently, the analyses as described herein should not be viewed as determinative of the opinion of Tokyo Electron’s board of directors with respect to the Share Exchange Ratio or of whether Tokyo Electron’s board of directors would have been willing to agree to a different share exchange ratio.

Mitsubishi UFJ Morgan Stanley has acted as financial advisor to the board of directors of Tokyo Electron in connection with this transaction and will receive a fee for its services, a substantial portion of which is contingent upon the closing of the Business Combination. In the past, Mitsubishi UFJ Morgan Stanley has provided financial advisory and financing services for Applied Materials and has received customary fees in connection with such services. Mitsubishi UFJ Morgan Stanley may also seek to provide such services to Tokyo Electron and Applied Materials or HoldCo in the future and would expect to receive fees for the rendering of these services.

Please note that Mitsubishi UFJ Morgan Stanley is a global financial services firm engaged in the banking (including financing for Tokyo Electron and Applied Materials), securities, trust, investment management, credit services and other financial businesses (collectively, “Financial Services”). Its securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its underwriting, trading, brokerage and financing activities, Mitsubishi UFJ Morgan Stanley may at any time hold long or short positions, may provide Financial Services to Tokyo Electron, Applied Materials, or companies that may be involved in this transaction and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of Tokyo Electron, Applied Materials, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Mitsubishi UFJ Morgan Stanley, its directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of Tokyo Electron, Applied Materials, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Further, Mitsubishi UFJ Morgan Stanley may at any time carry out ordinary course broking activities for Tokyo Electron, Applied Materials, or any company that may be involved in this transaction.

(Attachment 2)

Articles of Association of the HoldCo (before the Business Combination)

Unofficial English Translation of Official Dutch Version

ARTICLES OF ASSOCIATION

TEL-APPLIED HOLDINGS B.V.

The following is an unofficial English translation of the articles of association of TEL-Applied Holdings B.V., having its corporate seat in Amsterdam, the Netherlands, as recorded in the Deed of Incorporation, executed on January 6, 2014.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in the translation, and if so, the Netherlands text will by law govern.

ARTICLES OF ASSOCIATION

Definitions and Interpretations

Article 1.

1.1	In these Articles, the following terms will mean:

a.	Share: means an ordinary share in the capital of the Company;

b.	Shareholder: means a holder of one or more Shares;

c.	General Meeting: means the corporate body of the Company formed by the Shareholders;

d.	Director: means each member of the Board;

e.	Company Group; means the Company together with its subsidiaries;

f.	Annual Accounts: means for any financial year of the Company, the balance sheet and the profit and loss account of the Company for such financial year, plus the explanatory notes thereto;

g.	Board: means the board of managing directors of the Company;

h.	written/in writing: means in the form of, or transmitted via, any means of communication, including fax or e-mail, provided that the message is legible and reproducible;

i.	Articles: means these articles of association (statuten) of the Company, as amended or restated from time to time in accordance with these Articles;

j.	Distributable Equity: means the portion of the Company’s equity that exceeds the aggregate of the reserves that must be maintained pursuant to the laws of the Netherlands;

k.	Company: means TEL-Applied Holdings B.V.;

l.	Meeting Rights: means the rights to attend and address the General Meeting, either in person or by written proxy; and

m.	Meeting Rights Holder: means a party who, pursuant to the law or these Articles, has the Meeting Rights.

1.2	Headings of clauses and other headings in these Articles are inserted for ease of reference and do not form part of these Articles for the purpose of its interpretation.

Name and Corporate Seat

Article 2.

2.1	The name of the Company is TEL-Applied Holdings B.V.

2.2	The Company has its corporate seat in Amsterdam, the Netherlands.

Objects of the Company

Article 3.

The objects of the Company are:

a.	to organize, participate in and manage, all in any way whatsoever, businesses and companies, including without limitation businesses and companies of which the objects are to establish and sustain a foundation in the area of precision material engineering where technology innovation creates added value to the Company’s customers, employees and Shareholders;

b.	to acquire or dispose of businesses and companies;

c.	to acquire or dispose of, and manage and exploit in any way whatsoever, real property and tangible and intangible assets;

d.	to borrow or otherwise raise funds;

e.	to lend monies to, or act as surety (or guarantor in any other manner) for the obligations of, businesses and companies forming part of the Company Group and third parties;

f.	to render administrative, technical, financial, economic or managerial services to the businesses and companies forming part of the Company Group and to third parties; and

g.	to perform any and all other activities of an industrial, financial or commercial nature; and whether or not in collaboration with third parties, to perform all other activities which directly and indirectly relate to those objects, all to be interpreted in the broadest sense.

Capital and Shares

Article 4.

4.1	The Company has a share capital divided into one or more Shares, each with a nominal value of one euro cent (EUR 0.01).

4.2	All Shares will be in registered form.

4.3	The Shares will be numbered consecutively from 1 onwards. No share certificates will be issued for Shares.

4.4	No fractional Shares may be issued.

Share Register

Article 5.

5.1	With due observance of the applicable statutory provisions, a share register will be kept by or on behalf of the Company, which register will be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address.

5.2	The name, address and such further information as required by law or considered appropriate by the Board of each Shareholder will be recorded in the share register.

5.3	The foregoing paragraphs of this Article 5 will equally apply to other Meeting Rights Holders.

Issue of Shares

Article 6.

6.1	The Company may only issue Shares pursuant to a resolution of (i) the General Meeting or (ii) the Board, if the Board has been authorized to do so by a resolution of the General Meeting for a fixed period not exceeding five years. Any such authorizing resolution must state the number of Shares that may be issued and may be extended, from time to time, for a period not exceeding five years. Unless any such authorizing resolution provides otherwise, it may not be withdrawn.

6.2	The provisions of paragraph 6.1 of these Articles will also apply to the granting of rights to subscribe to Shares, but will not apply to the issuance of Shares to a person who has exercised or is exercising a previously acquired right to subscribe to Shares.

Terms and Conditions of New Share Issuances; No Pre-Emptive Rights

Article 7.

7.1	If a resolution to issue Shares is adopted, the issue price of the Shares and the other conditions of the issue will also be determined.

7.2	A Shareholder has no pre-emptive rights upon an issue of Shares or upon a grant of rights to subscribe for Shares.

Payment for Shares; Payment in Cash; Non-Cash Contribution

Article 8.

8.1	On subscription for each Share payment must be made of its nominal value. The Company may require that the nominal value or a part thereof must first be paid after a certain period of time or after the Company has requested such payment.

8.2	Payment for a Share must be made in cash, except if and to the extent a non-cash contribution has been expressly agreed upon.

8.3	The Board will be authorized to perform legal acts relating to non-cash contributions on Shares and other legal acts as referred to in article 2:204 of the Netherlands Civil Code, without prior approval of the General Meeting.

Repurchase of Shares

Article 9.

9.1	The Company may only acquire Shares pursuant to a resolution of the Board.

9.2	Any acquisition by the Company of Shares that are not fully paid up shall be null and void. Acquisition of Shares is not permitted if and in so far as a result of such acquisition not at least one Share is held by a person other than - and for a purpose other than to benefit - the Company or any of the Company’s subsidiaries.

9.3	Unless it acquires such Shares for no consideration, the Company may not acquire fully paid-up Shares if the acquisition price is higher than the Distributable Equity or if the Board knows or could reasonably be expected to foresee that the acquisition would make the Company unable to continue paying any of its due and payable debts.

9.4	The provisions in the preceding paragraphs shall not apply to Shares acquired by the Company by operation of law.

9.5	Any acquisition of Shares at the expense of the reserves that must be maintained pursuant to law shall be null and void.

Capital Reduction

Article 10.

The General Meeting may resolve to reduce the issued capital of the Company, either by a cancellation of Shares or by a reduction of the nominal value of the Shares by means of an amendment of the Articles. Such resolution shall have no effect as long as it has not been approved by the Board. The provisions of article 2:208, as well as article 2:216 paragraphs 2 up to and including 4 of the Netherlands Civil Code, shall apply accordingly to the aforementioned resolution of the Board.

Transfer of Shares

Article 11.

The transfer of Shares and the transfer – including the creation and disposal – of any restricted rights attached to Shares shall require a notarial deed to be executed for that purpose before a civil-law notary in the Netherlands, to which those involved are party.

Transferability of Shares

Article 12.

Shares can be transferred freely and without any restrictions as referred to in article 2:195 of the Netherlands Civil Code.

Board of Directors

Article 13.

13.1	The Board consists of one or more Directors, with the actual number being determined by the General Meeting.

13.2	The Directors are appointed by the General Meeting.

13.3	The General Meeting determines the remuneration and other terms and conditions which apply to each Director.

Duties and Powers of the Board

Article 14.

14.1	The Board will be charged with the management of the Company as referred to in article 2:239 paragraph 1 of the Netherlands Civil Code.

14.2	The Board must conduct itself in accordance with the instructions of the General Meeting. The Board is obliged to follow these instructions unless the instructions are contrary to the best interests of the Company and the enterprise affiliated with the Company.

Decision-Making of the Board

Article 15.

15.1	In a meeting of the Board, each Director has a right to cast one vote. Unless otherwise expressly provided in these Articles, all resolutions by the Board will be adopted by a simple majority of the votes cast in a meeting where a majority of the Directors then in office and entitled to vote on such resolution is present or represented.

15.2	A Director may grant another Director a written proxy to represent him or her at the meeting.

15.3	The Board may adopt resolutions in writing without a formal meeting, provided that the proposed resolution is signed by all Directors then in office.

15.4	Where a Director has a personal interest which conflicts directly or indirectly with the interests of the Company or its business, such Director will not participate in the deliberations and decision-making process of the Board. If as a result of the previous sentence, no resolution of the Board can be adopted, such resolution may be adopted by one or more persons to be appointed for that purpose by a General Meeting.

15.5	Where one or more Directors are absent or prevented from acting, the remaining Director(s) will be charged with the entire management of the Company. Where all Directors are absent or prevented from acting, the Company will be managed temporarily by one or more persons to be appointed for that purpose by the General Meeting. Such persons appointed by the General Meeting will duly observe these Articles.

Representative Authority

Article 16.

The Board represents the Company. In case the Board consists of more than one (1) Director, the authority to represent the Company is also vested in two(2) Directors acting jointly.

Approval of Board Resolution

Article 17.

17.1	The General Meeting is authorized to make subject to its approval resolutions by the Board. Any such resolution must be clearly described and reported to the Board in writing.

17.2	The absence of approval as defined in this article will not impair the representative authority of the Board or of the Directors.

Financial Year; Annual Accounts

Article 18.

18.1	The Company’s financial year corresponds with the calendar year.

18.2	Within five months after the end of each financial year of the Company, the Annual Accounts for such financial year, as well as the annual report, must be prepared and deposited at the Company’s corporate seat and such other locations as the Board determines.

18.3	If so required by law, the Company shall instruct a qualified auditor to examine its accounts and records. The General Meeting is authorized to appoint the auditor. If the General Meeting fails to appoint the auditor, the Board is authorized to do so.

18.4	The Annual Accounts will be adopted by the General Meeting.

Profits and Distributions

Article 19.

19.1	The General Meeting is authorized to allocate the profit determined by adopting the Annual Accounts and to resolve on any distributions, to the extent that there is sufficient Distributable Equity.

19.2	A resolution intending a distribution shall not be effected until the Board approves such resolution. The Board shall withhold such approval only if it knows, or could reasonably be expected to foresee, that the distribution would make the Company unable to continue paying any of its due and payable debts.

19.3	In calculating the profit distribution, the Shares held by the Company will not be taken into account.

19.4	Distributions will be made in proportion to the aggregate nominal value of the Shares held by each Shareholder.

19.5	A claim of a Shareholder to receive a distribution expires after five (5) years.

General Meetings

Article 20.

20.1	Within six months after the end of the Company’s financial year, the annual General Meeting will be held.

20.2	The agenda of an annual General Meeting must, among other matters, reflect the following business:

a.	discussion of the annual report;

b.	discussion and adoption of the Annual Accounts;

c.	allocation of profits; and

d.	any other business.

20.3	Other General Meetings will be held when required by law and otherwise as often as the Board deems necessary.

20.4	Notice of General Meetings will be given by the Board, with due observance of the minimum convening period under the applicable laws of the Netherlands. The notice of a General Meeting will contain the subjects to be dealt with by the General Meeting, the venue and time of the General Meeting.

20.5	The notice convening the meeting will be sent to the addresses of the Shareholders and the other Meeting Rights Holders shown in the register of such persons. With the consent of a Shareholder or another Meeting Rights Holder, the notice of the meeting may also be given by a legible and reproducible message sent through electronic means of communication to the address provided for the purposes thereof by that Shareholder or other Meeting Rights Holder to the Company.

20.6	General Meetings will be conducted in the English language and will be held in the municipality of Amsterdam or in the municipality of Haarlemmermeer (Schiphol Airport).

Chairman and Secretary of the General Meeting

Article 21.

21.1	The General Meeting will appoint a Director to serve as chairman of the meeting.

21.2	The chairman of the meeting will appoint a secretary for the meeting.

Minutes; Recording of Shareholders’ Resolutions

Article 22.

22.1	The secretary of a General Meeting will keep minutes of the proceedings at the meeting. The minutes will be adopted by the chairman and the secretary of the meeting and as evidence thereof will be signed by them.

22.2	The Board will keep record of all resolutions adopted by a General Meeting.

Rights Exercisable During a Meeting

Article 23.

23.1	Meeting Rights are allocated to each Shareholder.

23.2	The chairman of the General Meeting will decide whether persons other than those who are entitled to admittance pursuant to law or this article 23 will be admitted to the meeting.

23.3	The attendance list must be signed by each Meeting Rights Holder or his representative attending the meeting.

Adoption of Resolutions in a Meeting

Article 24.

Except to the extent that the laws of the Netherlands or these Articles provide otherwise, all resolutions of the General Meeting will be adopted by a simple majority of the votes cast, without a quorum being required.

Voting

Article 25.

25.1	Each Share confers the right to cast one (1) vote.

25.2	The chairman’s decision at the meeting on the result of a vote will be final and conclusive. However, if the correctness of such decision is challenged immediately after it is pronounced, a new vote will be taken if either the majority of the Meeting Rights Holders with voting rights present or represented at the meeting or, where the original vote was not taken by roll call or in writing, any Meeting Rights Holder with voting rights present or represented at the meeting, so demands. The legal consequences of the original vote will be made null and void by the new vote.

Amendment to the Articles

Article 26.

The General Meeting may resolve to amend these Articles. When a proposal to amend these Articles is to be made to the General Meeting, the notice convening the General Meeting must state so and a copy of the proposal, including the verbatim text thereof, will be deposited and kept available at the

Company’s offices, with copies to be retained at other locations as the Board determines, for inspection by the Shareholders, until the conclusion of the meeting.

Merger, Demerger, Dissolution and Liquidation

Article 27.

27.1	A General Meeting may, notwithstanding article 2:331 and article 2:334ff of the Netherlands Civil Code, adopt a resolution to merge, demerge or to dissolve the Company, provided that such resolution may only be adopted at the proposal of the Board. If a resolution to dissolve the Company is to be proposed to the General Meeting, such will be stated in the convening notice.

27.2	In the event of the Company being dissolved, the Directors will be the liquidators of the assets of the dissolved Company, unless the General Meeting resolves to appoint other persons to do so.

27.3	During liquidation, these Articles shall remain in force to the extent possible.

27.4	The balance remaining will be transferred to the Shareholders in proportion to the aggregate nominal value of the Shares held by each Shareholder.

27.5	After the Company has ceased to exist, the Company’s accounts, records and other data carriers must be kept for seven years by the person identified for that purpose by the liquidators.

(Attachment 3)

Articles of Association of the HoldCo (as of the consummation of the Business Combination)

(Note)    Portion in brackets has not yet been determined or tentative in the original Dutch version.

Form of Articles of Association

[English Translation of Official Dutch Version]

Dated [—] [—], 2014

[—] N.V.

ARTICLES OF ASSOCIATION

ARTICLES OF ASSOCIATION OF [            ] N.V.

Article 1.	Definitions and Interpretations

1.1	In these Articles, the following terms will mean:

a.	Articles: means these articles of association (statuten) of the Company, as amended or restated from time to time in accordance with these Articles;

b.	Annual Accounts: means for any financial year of the Company, the balance sheet and the profit and loss account of the Company for such financial year, plus the explanatory notes thereto;

c.	Board: means the board of directors of the Company;

d.	Board Committee: means any committee instituted by the Board consisting of one or more Directors;

e.	Board Rules: means the rules of the Board as referred to in paragraph 18.4 of the Articles, as amended or restated from time to time in accordance with such rules and these Articles;

f.	Business Day: means a day which is not a Saturday, a Sunday, or an official holiday in the Netherlands;

g.	Chairman: means such Non-Executive Director who is identified by the Board to serve as Chairman at any particular time;

h.	CEO: means such Executive Director who is identified by the Board to serve as CEO at any particular time;

i.	Company: means [ ];

j.	Company Group: means the Company, together with its Subsidiaries;

k.	Depositary Receipts: means one or more depositary receipts for Shares issued with the cooperation of the Company;

l.	Director: means each member of the Board, which, for the avoidance of doubt, will include each Executive Director and each Non-Executive Director;

m.	Distributable Equity: means the portion of the Company’s equity that exceeds the aggregate of the issued and paid-up capital and the reserves that must be maintained pursuant to the laws of the Netherlands;

n.	EURIBOR: means the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period, displayed on the appropriate page of the Reuters screen on any day, or if such day is not a Business Day, the preceding Business Day. If the appropriate page is replaced or service ceases to be available at that date, the Board may specify another page or service displaying the appropriate rate or otherwise determine the appropriate rate;

o.	Exchange: means the Nasdaq Stock Exchange, the Tokyo Stock Exchange and any other stock exchange, in each case on which Shares are listed from time to time;

p.	Executive Director: means a Director who holds an executive office with the Company as appointed by the General Meeting;

q.	General Meeting: means the body of the Company consisting of the Person(s) to whom, as a Shareholder or otherwise, voting rights attached to Shares accrue or, as the case may be, a general meeting of such Persons or their representatives;

r.	Non-Executive Director: means a Director who does not hold an executive office with the Company as appointed by the General Meeting;

s.	Ordinary Share: means an ordinary share in the capital of the Company;

t.	Person: means an individual, a legal entity or a governmental body with legal existence;

u.	Preference Share: means a cumulative preference share in the capital of the Company;

v.	Preferred Dividend: has the meaning attributed thereto in paragraph 24.2 of these Articles;

w.	Quorum: has the meaning attributed thereto in paragraph 31.1 of these Articles;

x.	Record Date: has the meaning attributed thereto in paragraph 30.2 of these Articles;

y.	Share: means a share in the capital of the Company, including, unless the contrary is apparent, both Ordinary Shares and Preference Shares;

z.	Shareholder: means a holder of one or more Shares, including, unless the contrary is apparent, both holders of one or more Ordinary Shares and holders of one or more Preference Shares;

aa.	Subsidiary: means a subsidiary of the Company as referred to in article 2:24a of the Netherlands Civil Code;

bb.	Vice Chairman: means any Director that is identified by the Board as a Vice Chairman at any particular time; and

cc.	written/in writing: means in the form of, or transmitted via, any means of communication, including fax or e-mail, provided that the message is legible and reproducible.

1.2	Save where the context dictates otherwise, in these Articles:

a.	the words “hereof,” “herein,” “hereunder” and “hereby” and words of similar import, when used in these Articles, will refer to these Articles as a whole and not to any particular provision of these Articles;

b.	words and expressions in the singular form also include the plural form and vice versa;

c.	words and expressions in the masculine form also include the feminine and neuter form;

d.	wherever the word “include,” “includes” or “including” is used in these Articles, it will be deemed to be followed by the words “without limitation”; and

e.	a reference to a statutory provision counts as a reference to that statutory provision along with all amendments, additions and replacing legislation that may apply from time to time.

1.3	Headings of clauses and other headings in these Articles are inserted for ease of reference and do not form part of these Articles for the purpose of its interpretation.

Article 2.	Name and Corporate Seat

2.1	The name of the Company is [ ] N.V.

2.2	The Company has its corporate seat in Amsterdam, the Netherlands.

Article 3.	Objects of the Company

The objects of the Company are:

a.	to organize, participate in and manage, all in any way whatsoever, businesses and companies, including without limitation businesses and companies of which the objects are to establish and sustain a foundation in the area of precision material engineering where technology innovation creates added value to the Company’s customers, employees and Shareholders;

b.	to acquire or dispose of businesses and companies;

c.	to acquire or dispose of, and manage and exploit in any way whatsoever, real property and tangible and intangible assets;

d.	to borrow or otherwise raise funds;

e.	to lend monies to, or act as surety (or guarantor in any other manner) for the obligations of, businesses and companies forming part of the Company Group and third parties;

f.	to render administrative, technical, financial, economic or managerial services to the businesses and companies forming part of the Company Group and to third parties; and

g.	to perform any and all other activities of an industrial, financial or commercial nature;

and, whether or not in collaboration with third parties, to perform all other activities which directly and indirectly relate to those objects, all to be interpreted in the broadest sense.

Article 4.	Capital and Shares

4.1	The authorized capital of the Company amounts to EUR [ ].

4.2	The authorized capital of the Company shall be divided into [ ] ([ ]) Ordinary Shares each with a nominal value of one euro cent (EUR 0.01) and [ ] ([ ]) Preference Shares, each with a nominal value of one euro cent (EUR 0.01).

4.3	All Shares will be in registered form.

4.4	The Ordinary Shares will be numbered consecutively from 1 onwards. The Preference Shares will be numbered consecutively from P-1 onwards.

4.5	No share certificates will be issued for Shares, provided that the Board may determine in its discretion that share certificates will be issued for some or all Ordinary Shares.

4.6	No fractional Shares may be issued.

Article 5.	Share Register

5.1	With due observance of the applicable statutory provisions in respect of registered shares, a share register will be kept by or on behalf of the Company, which register will be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address.

5.2	The name, address and such further information as required by law or considered appropriate by the Board of each holder of Shares will be recorded in the share register.

5.3	With due observance of paragraph 5.1 and 5.2 of these Articles, the form and content of the share register will be determined by the Board.

5.4	Upon his request a Shareholder will be provided with written evidence of the contents of the share register with regard to the Shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the Company by a Person designated for that purpose by the Board.

5.5	The foregoing paragraphs of this Article 5 will equally apply to Persons who hold a right of usufruct or a right of pledge on one or more Shares.

Article 6.	Issue of Shares

6.1	The Company may only issue Shares pursuant to a resolution of (i) the General Meeting or (ii) the Board, if the Board has been authorized to do so by a resolution of the General Meeting for a fixed period not exceeding five years. Any such authorizing resolution must state the number of Shares that may be issued and may be extended, from time to time, for a period not exceeding five years. Unless any such authorizing resolution provides otherwise, it may not be withdrawn.

6.2	A resolution by the General Meeting to issue Shares or to authorize the Board to issue Shares may only be adopted upon the proposal of the Board.

6.3	The provisions of paragraphs 6.1 through 6.2 of these Articles will also apply to the granting of rights to subscribe to Shares, but will not apply to the issuance of Shares to a Person who has exercised or is exercising a previously acquired right to subscribe to Shares.

6.4	The issue of any registered Share that is not a share as mentioned in article 2:86c of the Netherlands Civil Code will require a notarial deed, executed before a civil law notary officiating in a municipality in the Netherlands, and to which those involved are party.

Article 7.	Terms and Conditions of New Share Issuances; Pre-Emptive Rights

7.1	If a resolution to issue Shares is adopted, the issue price of the Shares and the other conditions of the issue will also be determined. Except as otherwise permitted in these Articles, the issue price will not be less than the nominal value, without prejudice to the provisions of article 2:80, paragraph 2 of the Netherlands Civil Code.

7.2	Subject to paragraph 7.3 of these Articles, each Shareholder will have a pre-emptive right with respect to any further Ordinary Share issuance based on his proportionate ownership of the Ordinary Shares outstanding immediately prior to such issuance, provided that Shareholders will have no pre-emptive rights with respect to Ordinary Shares issued for non-cash consideration or Ordinary Shares issued to employees of the Company Group pursuant to a compensation scheme applicable to such employees. Holders of Ordinary Shares will have no pre-emptive rights on Preference Shares that are issued. Holders of Preference Shares will have no pre-emptive rights on Ordinary Shares or Preference Shares that are issued.

7.3	Prior to each single issuance of Ordinary Shares, pre-emptive rights may be restricted or excluded by a resolution of the General Meeting. The reasons for a proposal to restrict or exclude pre-emptive rights and the issue price of the Ordinary Shares must be given in writing in such proposal. Notwithstanding anything herein to the contrary, pre-emptive rights may be excluded or restricted by the Board, if the Board is authorized by a resolution of the General Meeting for a fixed period, not exceeding five years, to restrict or exclude such pre-emptive rights. Any such authorizing resolution may be extended, from time to time, for a period not exceeding five years. Unless any such authorizing resolution provides otherwise, it may not be withdrawn.

7.4	Notwithstanding anything herein to the contrary, the Board may not restrict or exclude pre-emptive rights unless at the time of any such restriction or exclusion, the Board is also authorized to issue Shares as contemplated by paragraph 6.1 of these Articles.

7.5	A resolution of the General Meeting to restrict or exclude pre-emptive rights may only be adopted at the proposal of the Board.

7.6	Subject to the following sentence, upon the offering of any rights to subscribe for Ordinary Shares, the Shareholders will have a pre-emptive right to purchase such subscription rights. Paragraphs 7.1 through 7.5 of these Articles will apply mutatis mutandis upon the granting of rights to subscribe to Ordinary Shares.

7.7	Shareholders will have no pre-emptive rights in respect to Shares issued to a Person who exercises a right to acquire Shares lawfully granted to him at an earlier date.

Article 8.	Payment for Shares; Payment in Cash; Non-Cash Contribution

8.1	On subscription for each Ordinary Share, the issue price must be fully paid up. Preference Shares may be issued against partial payment, provided that at least one-fourth of the nominal value must be paid upon issuance.

8.2	Payment for an Ordinary Share must be made in cash, except to the extent that non-cash contribution has been expressly agreed upon. Payment for a Preference Share must be made in cash. Payment in a currency other than the euro may only be made with the consent of the Company and with due observance of the provisions of article 2:93a of the Netherlands Civil Code.

8.3	Non-cash contributions on Shares are subject to the provisions of article 2:94b of the Netherlands Civil Code.

8.4	The Board will be authorized to perform legal acts relating to non-cash contributions on Shares and other legal acts as referred to in article 2:94 of the Netherlands Civil Code, without prior approval of the General Meeting.

8.5	No further payments on non-fully paid-up Preference Shares are required to be made until a call for such payment is made by the Company. Any such call will be made by the Board. The Board will give the holders of the Preference Shares immediate notice of such call, and there must be at least thirty days between that notification and the date by which the payment must have occurred.

Article 9.	Repurchase of Shares; Financial Assistance

9.1	When issuing Shares, the Company may not subscribe for Shares.

9.2	The Company may acquire fully paid-up Shares, provided either no valuable consideration is given or:

a.	the Distributable Equity is at least equal to the aggregate purchase price;

b.	the aggregate nominal value of the Shares to be acquired, and of the Shares already held, by the Company and its Subsidiaries, and of the Shares held in pledge by the Company, does not exceed one-half of the Company’s issued capital or such other part of the Company’s issued capital as may be stipulated in this respect by the laws of the Netherlands from time to time; and

c.	the Board has been authorized by a resolution of a General Meeting to make the repurchase. Such authorization will be valid for not more than eighteen months. The General Meeting must specify in the authorizing resolution the number of Shares that may be acquired, the manner in which they may be acquired and the range within which the price may be set. Unless any such authorizing resolution provides otherwise, it may not be withdrawn.

9.3	The validity of the acquisition will be decided on the basis of the amount of equity appearing from the last adopted balance sheet, less the aggregate acquisition price for the Shares, the amount of loans as meant in article 2:98c paragraph 2 of the Netherlands Civil Code and any distributions of profits after the balance sheet date. An acquisition in accordance with paragraph 9.2 of these Articles will not be permitted if more than six months have elapsed after the end of a financial year without the Annual Accounts therefor having been adopted.

9.4	The authorizing resolution of a General Meeting referred to in paragraph 9.2(c) of these Articles will not be required to the extent the Company acquires its Shares admitted to trading on any Exchange in order to transfer such Shares to employees of the Company Group pursuant to a compensation scheme applicable to such employees within the meaning of article 2:24b of the Netherlands Civil Code.

9.5	The Company may not, with a view to any other Person subscribing to or acquiring Shares, provide security or any price guarantee, act as surety in any other manner, or bind itself jointly and severally or otherwise in addition to or on behalf of others.

9.6	The Company and its Subsidiaries may not grant loans with a view to subscribing for its Shares or any other Person acquiring Shares, unless the Board passes a resolution and the conditions of article 2:98c paragraphs 2 up and including 7 of the Netherlands Civil Code are fulfilled. This prohibition will not apply if Shares are subscribed for or acquired by employees of the Company Group.

9.7	Shares held by the Company may be transferred pursuant to a resolution of the Board. The Company may dispose of acquired Shares.

9.8	The Company may not cast votes in respect of Shares held by the Company or Shares on which the Company has a right of usufruct or pledge. No votes may be cast by the pledgee or usufructuary of Shares held by the Company if the right has been created after the acquisition of the Shares by the Company.

9.9	When determining to what extent the Company’s capital is represented, or whether a majority represents a certain part of the capital, the capital will be reduced by the amount of the Shares for which no votes can be cast at a General Meeting pursuant to paragraph 9.8 of these Articles.

Article 10.	Capital Reduction

10.1.	At the proposal of the Board, the General Meeting may, with due observance of the applicable laws of the Netherlands, resolve to reduce the issued capital by:

a.	cancellation of Shares held by the Company;

b.	reducing the nominal value of a specific class of Shares, to be effected by an amendment of these Articles; or

c.	cancellation of all Preference Shares.

10.2	If all issued Preference Shares are cancelled, the following will be paid:

a.	upon the cancellation becoming effective, as repayment on each Preference Share, an amount equal to the paid-up part of the nominal value of such Preference Share; and

b.	immediately prior to the cancellation becoming effective, as a distribution on all Preference Shares at the expense of the Distributable Equity, subject to the provisions of paragraph 24.2 of these Articles:

(i)	any missing Preferred Dividend thereon in relation to financial years prior to the financial year in which such cancellation occurs; and

(ii)	any Preferred Dividend accrued thereon during the financial year in which cancellation occurs, calculated through the day on which such cancellation occurs.

10.3	A reduction of the nominal value of Shares of a specific class without repayment must be effected proportionally among all Shares of that specific class. A reduction of the Company’s issued capital will furthermore be subject to the provisions of articles 2:99 and 2:100 of the Netherlands Civil Code.

Article 11.	Transfer of Registered Shares; Preference Shares Transfer Restrictions.

11.1	The transfer of any registered Share that is not a share as mentioned in article 2:86c of the Netherlands Civil Code will require a notarial deed, executed before a civil law notary officiating in a municipality in the Netherlands, and to which those involved are a party.

11.2	The transfer of registered Shares or any restricted rights thereon as referred to in paragraph 11.1 of these Articles, including the creation and relinquishment of restricted rights, will, by operation of law, also be valid vis-à-vis the Company.

11.3	The rights attached to Shares cannot be exercised until the Company either acknowledges the legal transfer, or juristic act, or is officially served with the notarial deed in accordance with the relevant statutory provisions, except in case the Company is party to the juristic act.

11.4	The provisions of paragraphs 11.1 and 11.2 of these Articles will also apply to the allotment of registered Shares or any restricted rights thereon in case of any division of any joint interest.

11.5	Any transfer of Preference Shares will require the approval of the Board. The request for approval will be made in writing and must specify the name and the address of the proposed transferee and the price or other consideration which the proposed transferee is willing to pay or give. If its approval is withheld, the Board must at the same time designate one or several interested buyers who are willing and able to acquire against payment in cash all the Preference Shares to which the request for approval relates, at a price to be determined by mutual agreement of the transferor and the Board within two months after the interested buyers have been so designated. If within three months of receipt by the Company of the request for approval of the intended transfer the transferor has not received from the Company both (a) a written notice rejecting the request and (b) the designation of one or several interested buyers to whom the Preference Shares may be transferred in accordance with the provisions of this paragraph 11.5, then upon the expiry of said period, the approval of the transfer will be deemed to have been granted. If the transferor and the Board have not reached agreement on the price as referred to above within two months after the first date on which the transferor had received (a) the written notice of rejection and (b) the designation of one or several interested buyers to whom the Preference Shares concerned may be transferred in accordance with the provisions of this paragraph 11.5, that price will then be determined by an expert to be appointed by the transferor and the Board in mutual agreement or, failing reaching such agreement within three months after such date, by the chairman of the Chamber of Commerce and Industry. The transferor may decide to not transfer the Preference Shares, provided he will notify the Board of that decision within one month after he has been informed of (a) the name(s) of the designated interested buyer(s) and (b) the price determined in the manner as described above. If approval of the transfer has been granted or is deemed to have been granted as provided above, during a period of three months thereafter the transferor will be at liberty to transfer all the Preference Shares to which his request related to the transferee proposed in his request and at the price or for the consideration specified in such request. Those expenses incidental to the transfer incurred by the Company may be charged to the transferee. The provisions of this paragraph 11.5 will also apply to the allotment of Preference Shares in case of any division of any joint interest.

Article 12.	Usufruct

12.1	A Shareholder may freely create a right of usufruct on one or more of his Shares.

12.2	The Shareholder will have the voting rights attached to the Shares on which the usufruct has been established.

12.3	In deviation of paragraph 12.2 of these Articles, the voting rights attached to Ordinary Shares will be vested in the usufructuary if such is determined upon the creation of the right of usufruct. The voting rights attached to Preference Shares cannot be granted to a holder of a right of usufruct.

12.4	The Shareholder without voting rights and the usufructuary with voting rights will have the rights conferred by law upon Depositary Receipt holders. The usufructuary without voting rights will also have such rights unless these are withheld from him upon the creation or transfer of the usufruct.

Article 13.	Pledge

13.1	A Shareholder may freely create a right of pledge on one or more of his Shares.

13.2	The Shareholder will have the voting rights attached to the Shares on which the pledge has been established.

13.3	In deviation of paragraph 13.2 of these Articles, the voting rights attached to Ordinary Shares will be vested in the pledgee if such is provided upon the creation of the pledge. The voting rights attached to the Preference Shares cannot be granted to a pledgee.

13.4	The Shareholder without voting rights and the pledgee with voting rights will have the rights conferred by law upon Depositary Receipt holders. Pledgees without voting rights will also have such rights unless these are withheld from him upon the creation or transfer of the pledge.

Article 14.	Acknowledgement Usufruct or Pledge

14.1	A usufruct or pledge may also be created without acknowledgement by or service on the Company. In that case article 3:239 of the Netherlands Civil Code will apply accordingly, whereby the acknowledgement by or service on the Company will take the place of the notification referred to in paragraph 3 of that article.

14.2	If a usufruct or pledge is created without acknowledgement by or service on the Company, the rights pursuant to the provisions of Article 13 will vest in the pledgee only after the pledge has been acknowledged by or has been served on the Company.

Article 15.	Board of Directors

15.1	The Board will consist of not less than three members.

15.2	Each Director will be appointed by the General Meeting by the affirmative vote of a majority of the votes cast provided that a Quorum is present.

15.3	Each Director will be appointed for a term expiring at the end of the next annual General Meeting as referred to in paragraph 25.1 of these Articles and will serve until his or her successor is appointed or, if earlier, upon such Director’s resignation, removal or death.

15.4.	The General Meeting will at all times be entitled to suspend or remove a Director. The General Meeting may only suspend or remove a Director by a resolution adopted by the affirmative vote of a majority of the Shares issued and outstanding.

15.5.	Any such suspension of a Director may be extended several times but the total term of the suspension may not exceed three months. The suspension will expire on lapse of this period if no resolution has been adopted either to lift the suspension or to remove the Director.

15.6.	The compensation of Directors will be determined by the Board in compliance with the Company’s regulatory and listing obligations and with due regard for the Company’s compensation policy as adopted by a General Meeting. With regard to arrangements concerning compensation of Directors in the form of Shares or options or other securities exercisable or convertible into Shares, the Board will submit a proposal to a General Meeting for its approval. This proposal must, at a minimum, state the number of Shares or options or other securities exercisable or convertible into Shares that may be granted to the Directors and the criteria that apply to the granting of such Shares or other securities or the alteration of such arrangements.

Article 16.	Chairman; Vice Chairmen

16.1	One Non-Executive Director identified by the Board will serve as the Chairman.

16.2	The Board may at any time designate one or more Directors to serve as Vice Chairmen.

Article 17.	Indemnification

17.1.	All current and former Directors will:

a.	be provided with an advancement for expenses upon request in relation to conducting a defense against or resolving any threatened, pending or completed claims for damages or conducting a defense in other legal proceedings by such individual in their capacity as a Director or in fulfilling or having fulfilled another function at the request of the Company to the fullest extent permitted by the Netherlands Civil Code and other applicable law; and

b.	be reimbursed for any damages they may be ordered to pay arising from acts or omissions by such individual in their capacity as a Director or in fulfilling or having fulfilled another function at the request of the Company to the fullest extent permitted by the Netherlands Civil Code and other applicable law.

The Company will advance or reimburse such amounts to the current or former Director upon having received a reasonable specification of such costs and expenses and an undertaking in writing by such current or former Director to repay any advanced or reimbursed amount to the Company if it will ultimately be determined that he or she is not entitled to indemnification under the provisions of this paragraph 17.1 or if and to the extent an insurer subsequently also pays out the costs and expenses to the current or former Director.

17.2.	The Company may take out liability insurance for the benefit of the individuals concerned. The indemnification provisions set forth in these Articles may be further implemented by the Board by means of a written agreement.

17.3.	There will be no entitlement under this Article 17 to reimbursement as referred to above if and to the extent that:

a.	a competent court in the Netherlands or, in the event of arbitration, an arbitrator has established in a final and conclusive decision that the act or failure to act of the individual concerned may be characterized as willful (opzettelijk) or intentionally reckless (bewust roekeloos) conduct, unless Netherlands law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b.	the costs or financial loss of the individual concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

17.4.	In the event a competent Court in the Netherlands or, in the event of arbitration, an arbitrator has made a final and binding judgment that the concerned Person has no claim to the indemnification provided for in these Articles, such concerned Person will promptly reimburse to the Company the amount of any such indemnification payments and advances made by the Company that were determined to be non-indemnifiable.

Article 18.	Duties and Powers of the Board; Board Committees; Rules and Regulations

18.1	The Board will be charged with the management of the Company as referred to in article 2:129 paragraph 1 of the Netherlands Civil Code.

18.2	The Executive Directors are responsible for operational management of the Company and the business enterprise connected therewith, as well as with the implementation of the decisions taken by the Board. Subject to any applicable Board Rules, the CEO may appoint an executive staff comprised of senior executives of the Company Group and may suspend and remove the members of such executive staff from time to time. While remaining responsible therefor, the CEO may delegate specific duties regarding the operational management of the Company and the business enterprises connected therewith to members of such executive staff.

18.3	The Non-Executive Directors will supervise the policy and the fulfillment of duties of the Executive Directors and the general affairs of the Company. The Executive Directors will timely provide the Non-Executive Directors with any such information as may be necessary for the Non-Executive Directors to perform their duties.

18.4	With due observance of these Articles, the Board may establish in the Board Rules or otherwise in writing, further rules regarding its decision-making processes and working methods, its internal organization, the composition, duties and organization of committees, the division of duties among the members of the Board (including provisions that one or more Directors may validly adopt resolutions regarding their duties as referred to in article 2:129a paragraph 3 of the Netherlands Civil Code) and any other matters, including matters concerning the Board, the Executive Directors, the Non-Executive Directors, the Board Committees, the Chairman and the Vice Chairmen. The Board Rules may be amended and supplemented: (a) by the Board in accordance with the relevant terms and conditions of the Board Rules and (b) by the General Meeting upon the affirmative vote of the holders of not less than a majority of the Shares issued and outstanding. In case a change of the Board Rules at the same time would require a change of these Articles, or would conflict with these Articles, the change will become effective only upon a change of these Articles.

18.5	The Board may establish any committee as the Board will decide and may deem necessary. The Board will draw up charters governing a committee’s internal affairs. The Board will appoint the members of each committee and will determine the tasks of each committee.

Article 19.	Decision-Making of the Board

19.1	In a meeting of the Board, each Director has a right to cast one vote. Unless otherwise expressly provided in these Articles or the Board Rules, all resolutions by the Board will be adopted by a simple majority of the votes cast provided that a quorum is present. Unless otherwise specified in the Board Rules, with respect to any resolution, a quorum of the Board will consist of at least a majority of the Directors entitled to vote on such resolution then in office being present or represented.

19.2	A Director may grant another Director a written proxy to represent him or her at the meeting, provided that to be effective at such meeting a copy of such written proxy must be delivered to the other Directors in advance of such meeting.

19.3	The Board may adopt resolutions in writing without a formal meeting, provided that the proposed resolution is signed by all Directors then in office.

19.4	Where a Director has a personal interest which conflicts directly or indirectly with the interests of the Company or its business, such Director will not participate in the decision-making process of the Board. If as a result of the previous sentence, no resolution of the Board can be adopted, such resolution may be adopted by one or more Persons to be appointed for that purpose by a General Meeting.

19.5	Where one or more Directors are absent or prevented from acting, the remaining Director(s) will be charged with the entire management of the Company. Where all Directors are absent or prevented from acting, the Company will be managed temporarily by one or more Persons to be appointed for that purpose by a General Meeting. Such Persons appointed by a General Meeting will duly observe these Articles and the Board Rules.

Article 20.	Representative Authority

20.1	The Board will represent the Company. The Company may also be represented by the Executive Directors acting jointly (for the avoidance of doubt, if only one Executive Director is in office, such Executive Director will be authorized to represent the Company acting solely).

Article 21.	Approval of Board Resolutions

21.1	Except as set forth in Article 21.2, resolutions of the Board entailing a significant change in the identity or character of the Company or its business (as defined in article 2:107 of the Netherlands Civil Code) are subject to the approval of the General Meeting by a simple majority of the votes cast at a meeting where a Quorum is present, including, in any case:

a.	entering into or terminating the long-term cooperation of the Company or a Subsidiary with any other legal entity, if such cooperation is of major significance to the Company;

b.	becoming or withdrawing as a fully liable partner in a limited partnership or general partnership, if such partnership is of major significance to the Company; or

c.	acquiring or disposing of participating interests in the capital of any legal entity at a value equal to or more than one third of the sum of the assets of the Company as shown on its balance sheet plus the explanatory notes thereto or, if the Company prepares a consolidated balance sheet, as shown on its consolidated balance sheet plus the explanatory notes thereto, all according to the most recent Annual Accounts.

21.2	Notwithstanding anything to the contrary set forth in Article 21.1, resolutions of the Board entailing a sale, lease or exchange (other than to a Subsidiary of the Company) of all or substantially all of the Company’s property and assets, including its goodwill and its corporate franchises, are subject to the approval of a General Meeting by a resolution adopted by a majority of the Shares issued and outstanding (it being understood that, for purposes of this Article 21.2, the property and assets of the Company include the property and assets of any Subsidiary of the Company).

21.3	To the extent that the requirements of this Article 21 differ from those set forth in article 2:107 of the Netherlands Civil Code, this Article 21 will be controlling in derogation of article 2:107 of the Netherlands Civil Code to the maximum extent permitted by the law of the Netherlands.

Article 22.	Financial Year; Annual Accounts

22.1	The Company’s financial year will be the [calendar year].

22.2	Within five months after the end of each financial year of the Company, the Annual Accounts for such financial year, as well as the annual report, will be prepared and deposited at the Company’s corporate seat and such other locations as the Board determines.

22.3	The Company will ensure that the Annual Accounts, the annual report and the additional data to be added pursuant to article 2:392 paragraph 1 of the Netherlands Civil Code are available at its corporate seat and such other locations as the Board determines from the day notice is sent out to Shareholders regarding the General Meeting at which such documents will be addressed. Shareholders and Depositary Receipt holders may inspect these documents at the Company’s corporate seat and such other locations as the Board determines, and may obtain a copy thereof free of charge.

22.4	The Annual Accounts will be adopted by a General Meeting.

Article 23.	Auditor

23.1	The Board will propose an auditor to be appointed to audit the Annual Accounts.

23.2	A General Meeting will make such appointment. If a General Meeting fails to do so, the Board will be authorized to make such appointment.

23.3	The appointment may be revoked by a General Meeting or, if the appointment was made by the Board, by the Board.

Article 24.	Profits and Distributions

24.1	The Board will keep a share premium reserve and profit reserve for the Ordinary Shares to which only the holders of the Ordinary Shares are entitled.

24.2	Out of the profits earned in a financial year, primarily and insofar as possible, a preferred dividend (the “Preferred Dividend”) will be paid on each outstanding Preference Share in an amount equal to (i) twelve months EURIBOR weighted by the number of days to which this interest was applicable, increased by (ii) a premium to be determined by the Board in line with market conditions per the date of the first issue of such Preference Shares with a maximum premium of five hundred basis points, per annum, calculated, through the day such amount is made payable, on:

a.

an amount equal to the paid-up part of the nominal value of such Preference Share, provided that (i) if in the financial year over which the aforesaid dividend is paid, the obliged amount paid up on the Preference Shares has been reduced or, pursuant to a resolution to make a further call on those Preferred Shares, has been increased, the dividend will be reduced or, if possible, increased by an amount equal to the aforesaid percentage of the amount of such reduction or increase, as the case may be, calculated from the date of the reduction or, as the case may be, from the date when the further call on the shares was made and (ii) if in the course of any financial year Preference Shares have been issued, with respect to that financial year the dividend to be paid on the shares concerned will be reduced pro rata to the day of issue of said shares, whereby a part of the month will be considered as one month; and

b.	any missing Preferred Dividend thereon in relation to financial years prior to the financial year for which such payment is made payable.

If, in a financial year, no profit is made or the profits are insufficient to allow the distribution provided for in the preceding sentence, the deficit will be paid at the expense of the profits earned in following financial years or, if possible, at the expense of any freely distributable reserve of the Company. If and to the extent that the distribution referred to in the immediately preceding sentence cannot be paid at the expense of reserves, then, from the profits earned in the then following years, such distribution will be made first to the holders of Preference Shares so that the deficit is fully recovered before the following clauses of this paragraph 24 are applied. Interim dividends paid on Preferences Shares over any financial year in accordance with paragraph 24.6 of these Articles will be deducted from the dividend paid by virtue of this paragraph 24.2.

24.3	The Board will determine which portion of any profits of the Company will be reserved. The allocation of profits remaining after application of the previous sentence will be determined by a General Meeting; provided that no further distributions will be made on the Preference Shares.

24.4	Distributions of profits may only be made to the extent of the Company’s Distributable Equity.

24.5	Distribution of profits will be paid after the adoption of the Annual Accounts evidencing that the payment of dividends is lawful.

24.6	The Board may pay interim distributions that will be charged against the expected distribution of profits for the applicable year, provided that it appears from the interim balance sheets and profit and loss accounts of the Company that the requirement of paragraph 24.4 of these Articles will be satisfied with respect to such distribution.

24.7	The General Meeting may, with due observance of paragraph 24.4 of these Articles, resolve to make distributions out of a reserve which need not be maintained pursuant to the law, provided that such resolution may only be adopted at the proposal of the Board.

24.8	Distributions on Shares payable in cash will be paid in euro, United States Dollars, Japanese Yen or such other currency as the Board determines.

24.9	A claim of a Shareholder to receive a distribution will be barred after five years have elapsed from the date such distribution first became payable.

24.10	For the calculation of the amount of the profit distribution, the Shares held by the Company will be excluded.

Article 25.	Annual General Meeting

25.1	Within six months after the end of the Company’s financial year, an annual General Meeting will be held.

25.2	The agenda of an annual General Meeting will, among other matters, reflect the following business:

a.	discussion of the annual report;

b.	discussion and adoption of the Annual Accounts;

c.	appointment of Directors;

d.	allocation of profits; and

e.	any other business presented by the Board or by the Shareholders with due observance of the provisions of paragraph 27.3 or 27.4 of these Articles.

Article 26.	Other General Meetings

26.1	Other General Meetings will be held when required by law and otherwise as often as the Board deems necessary.

26.2	Shareholders may request the Board to convene a General Meeting only to the extent provided by the laws of the Netherlands.

Article 27.	Notice, Agenda and Venue of Meetings

27.1	Notice of General Meetings will be given by the Board.

27.2	Notice of a General Meeting will be given with due observance of the minimum convening period under the applicable laws of the Netherlands. The notice of a General Meeting will contain the subjects to be dealt with by the General Meeting, the venue and time of the General Meeting, the procedures for participating and exercising voting rights in the General Meeting (including the procedures for Persons holding a written proxy for a Shareholder or other Persons entitled to attend the General Meeting) and the address of the Company’s website, without prejudice to the statutory provisions regarding reduction of the issued capital and amendment of these Articles.

27.3	Items for which a written request has been filed to discuss at a General Meeting, by one or more holders of Shares, alone or jointly representing at least three percent of the Company’s issued share capital or such other part of the Company’s issued capital as may be required in this respect by the laws of the Netherlands from time to time, will be included in the notice of such General Meeting or otherwise announced in the same manner as other items on the agenda for such General Meeting, provided that the Company received the substantiated request or proposal for a resolution no later than on the sixtieth day before the date of the meeting.

27.4	Notwithstanding paragraph 27.3 of the Articles, items for which a request has been filed by holders of Shares in accordance with terms and conditions established from time to time by the Board for such requests will be included in the notice of a General Meeting.

27.5	Subject to mandatory provisions of Dutch law and these Articles, the Board will use its reasonable best efforts to align the terms and conditions established by it from time to time for requests by holders of Shares for items to be included in the notice of a General Meeting, as contemplated by paragraph 27.4 of these Articles, with the procedure and requirements as set forth in Rule 14a-8 promulgated under the United States Securities Exchange Act of 1934, as amended from time to time. Notwithstanding the foregoing, the Board will have the discretionary power not to comply with a request made in accordance with such terms and conditions if the Board considers the request not in the interest of the Company or its stakeholders.

27.6	A General Meeting may be convened by electronic means of communication that is directly and permanently accessible until the meeting and furthermore in such other manner as may be required to comply with any applicable rules of an Exchange.

27.7	The notice convening the meeting will be sent to the addresses of the Shareholders and pledgees and usufructuaries with voting rights shown in the register of such Persons. With the consent of a Shareholder or the pledgee or usufructuary with voting rights, the notice of the meeting may also be given by a legible and reproducible message sent through electronic means of communication to the address provided for the purposes thereof by that Shareholder, pledgee or usufructuary to the Company.

27.8	General meetings will be conducted in the English language and will be held Amsterdam or the municipality of Haarlemmermeer (Schiphol Airport).

Article 28.	Chairman and Secretary of the General Meeting

28.1	General Meetings will be presided over by the Chairman or, in the event of the absence of the Chairman, a Vice Chairman, if applicable, or, in the event of the absence of the Chairman and the Vice Chairmen, if applicable, such other Director as may be appointed by the Chairman or, failing such appointment, by majority vote of the Directors present at the meeting.

28.2	If the chairman of the meeting has not been appointed in accordance with paragraph 28.1 of these Articles, the General Meeting will appoint a chairman of the meeting. Until that moment, a member of the Board appointed for that purpose by the Board will act as chairman of the meeting.

28.3	The chairman of the meeting will appoint a secretary for the meeting.

Article 29.	Minutes; Recording of Shareholders’ Resolutions

29.1	The secretary of a General Meeting will keep minutes of the proceedings at the meeting. The minutes will be adopted by the chairman and the secretary of the meeting and as evidence thereof will be signed by them.

29.2	The chairman of the meeting or those who convened the meeting may determine that a notarial record must be prepared of the proceedings at the meeting. The notarial record will be co-signed by the chairman of the meeting.

29.3	The Board will keep record of all resolutions adopted by a General Meeting. If the Board is not present or represented at a meeting, the chairman of the meeting will ensure that the Board is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records will be deposited at the Company’s corporate seat and such other locations as the Board determines for inspection by the Shareholders. On application, each of them will be provided with a copy of or an extract from the records (subject to reimbursement to the Company for the costs of providing such extract).

29.4	A certificate signed by the chairman and the secretary of the meeting confirming that the General Meeting has adopted a particular resolution, will constitute evidence of such resolution vis-à-vis third parties.

Article 30.	Rights Exercisable During a Meeting; Admission

30.1	Every holder of Shares, and every other Person entitled to attend a General Meeting who derives his rights from such Shares, may attend the General Meeting in person, or may be represented by a Person holding a written proxy, to address the General Meeting and, in as far as he has voting rights, to vote at the meeting, if he has lodged documentary evidence of his voting rights. The requirement of a written proxy is also met if the proxy is recorded electronically.

30.2	In terms of applying the provisions of paragraph 30.1 of these Articles, Persons entitled to vote and/or attend a General Meeting will be those who (i) are a Shareholder or otherwise entitled to attend a General Meeting on the twenty eighth day prior to the day of such General Meeting (“Record Date”) and (ii) are registered as such in a register (or one of more parts thereof) identified by the Board, regardless of who is entitled to such Shares at the actual time of the General Meeting.

30.3	The convening notice for a General Meeting will state the Record Date, and the other information contemplated by paragraph 27.2.

30.4	Each Share confers the right to cast one vote.

30.5	The chairman of the General Meeting will decide whether Persons other than those who are entitled to admittance pursuant to this Article 30 will be admitted to the meeting.

30.6	The attendance list must be signed by each Person with voting rights or his representative.

30.7	The Directors will have the right to attend the General Meeting. In these meetings, they will have an advisory vote.

30.8	The auditor as meant in paragraph 23.1 of these Articles will be authorized to attend the General Meeting held to adopt the Annual Accounts and to address the meeting.

30.9	The Board is authorized to determine that participation in a General Meeting may also occur through an electronic communication method, under the conditions as may be announced in the convening notice. Through the electronic communication method, the relevant participants must be able to be identified, to directly take note of the discussions at the meeting and to exercise the voting rights.

30.10	Votes that have been cast through an electronic communication method prior to a General Meeting, but not earlier than the Record Date, will be treated equally to votes cast at the time of the meeting.

Article 31.	Adoption of Resolutions in a Meeting

31.1	Except to the extent that the laws of the Netherlands or these Articles provide otherwise, all resolutions of the General Meeting will be adopted by a simple majority of the votes cast at a meeting where a Quorum is present. Except as otherwise provided by the laws of the Netherlands or these Articles, the holders of a majority of the Shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum (a “Quorum”) at all General Meetings for the transaction of business. A second General Meeting as referred to in article 2:120, paragraph 3 of the Netherlands Civil Code may not be convened.

31.2	If there is a tie in voting, the proposal will be deemed to have been rejected, without prejudice to paragraph 32.3 of these Articles.

31.3	When determining how many votes are cast by Shareholders, how many Shareholders are present or represented or what portion of the Company’s issued capital is present or represented, no account will be taken of Shares for which no vote may be cast pursuant to the laws of the Netherlands.

Article 32.	Voting

32.1	Blank and invalid votes will be counted for purposes of establishing a Quorum as referred to in paragraph 31.1 of these Articles, but will not be counted as votes for any resolution or other matter before a General Meeting.

32.2	Resolutions may be adopted by acclamation if none of the Persons with voting rights present or represented at the meeting objects.

32.3	The chairman’s decision at the meeting on the result of a vote will be final and conclusive. However, if the correctness of such decision is challenged immediately after it is pronounced, a new vote will be taken if either the majority of the Persons with voting rights present or represented at the meeting or, where the original vote was not taken by roll call or in writing, any Person with voting rights present or represented at the meeting, so demands. The legal consequences of the original vote will be made null and void by the new vote.

Article 33.	Amendment to the Articles

33.1

The General Meeting may resolve to amend these Articles by a resolution adopted by the affirmative vote of a majority of the Shares issued and outstanding, provided that such resolution may only be adopted at the proposal of the Board. When a proposal to amend these Articles is to be made to the General Meeting, the notice convening the General Meeting must state so and a copy of the proposal, including the verbatim text thereof, will be deposited and kept available at the Company’s corporate seat, with copies to be retained at other locations as the Board determines, for inspection by the Shareholders, until the conclusion of the meeting. From the day of deposit until the day of the meeting, a Shareholder will, on application, be provided with a copy of the proposal free of charge. An amendment of these Articles will be laid down in a notarial deed executed before a notary officiating in a municipality in the Netherlands

Article 34.	Merger, Demerger, Dissolution and Liquidation

34.1	A General Meeting may adopt, by affirmative vote of a majority of the Shares issued and outstanding, a resolution to merge or demerge the Company at the proposal of the Board. The applicability of articles 2:331 and 2:334ff of the Netherlands Civil Code is excluded.

34.2	A General Meeting may adopt, by affirmative vote of a majority of the Shares issued and outstanding, a resolution to dissolve the Company at the proposal of the Board, the General Meeting may adopt a resolution to dissolve the Company by affirmative vote of all the Shares issued and outstanding, or holders of all the Shares issued and outstanding may adopt a resolution to dissolve the Company by written consent. If a resolution to dissolve the Company is to be proposed to the General Meeting, such will be stated in the convening notice.

34.3	In the event of the Company being dissolved, the Executive Directors will be the liquidators of the assets of the dissolved Company, unless the General Meeting resolves to appoint other Persons to do so. The Non-Executive Directors will be charged with the supervision of the liquidation.

34.4	During liquidation, these Articles shall remain in force to the extent possible.

34.5	From the balance remaining after payment of the debts of the dissolved Company, there will first, insofar as possible, be paid on each Preference Share:

a.	an amount equal to the paid-up part of the nominal value of such Preference Share;

b.	any missing Preferred Dividend thereon in relation to financial years prior to the financial year in which such payment is made payable; and

c.	any Preferred Dividend accrued thereon during the financial year in which the Company ceases to exist, calculated through the day on which such payment is made payable.

34.6	The balance remaining after application of paragraph 34.4 of these Articles will be transferred to the holders of Ordinary Shares in proportion to the aggregate nominal value of the Ordinary Shares held by each Shareholder.

34.7	After the Company has ceased to exist, the Company’s accounts, records and other data carriers must be kept for seven years by the Person identified for that purpose by the liquidators.

The documents to be kept at the head office of the Company pursuant to Article 782 (1) of the Companies Act of Japan are as described above.

June 5, 2014

3-1 Akasaka 5-chome, Minato-ku, Tokyo

Tokyo Electron Limited

Representative Director, Chairman, President &

Chief Executive Officer Tetsuro Higashi

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of TEL-Applied Holdings B.V., a Dutch private limited liability corporation (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the Business Combination); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, corporate structures, transfer pricing policies, technology and employees and realize synergies, savings and growth expected to result from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”), Tokyo Electron’s filings with the Financial Services Agency of Japan and the registration statement on Form S-4 (the “Registration Statement”) filed with the SEC by HoldCo and declared effective on May 13, 2014. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

HoldCo has filed the Registration Statement with the SEC, which includes a definitive prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a definitive proxy statement of Applied Materials in connection with the Business Combination. The registration statement was declared effective by the SEC on May 13, 2014. Applied Materials and Tokyo Electron plan to provide to their respective stockholders or shareholders, as applicable, the definitive prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and, with respect to Applied Materials stockholders, the definitive proxy statement of Applied Materials in connection with the Business Combination. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE DEFINITIVE PROSPECTUS AND DEFINITIVE PROXY STATEMENT FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT APPLIED MATERIALS, TOKYO ELECTRON, HOLDCO, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the definitive prospectus and the definitive proxy statement and other relevant materials and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC free of charge at the SEC’s web site at www.sec.gov. In addition, security holders may obtain free copies of the Registration Statement and other documents filed with the SEC from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) for media inquiries: Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com; and for analyst inquiries: Tokyo Electron’s Investor Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7383, or by email at telir@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on January 21, 2014, and its Annual Report on Form 10-K for the fiscal year ended October 27, 2013, which was filed with the SEC on December 4, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration Statement and definitive proxy statement and other relevant materials to be filed with the SEC when they become available.

About Applied Materials

Applied Materials, Inc. (Nasdaq: AMAT) is the global leader in providing innovative equipment, services and software to enable the manufacture of advanced semiconductor, flat panel display and solar photovoltaic products. Our technologies help make innovations like smartphones, flat screen TVs and solar panels more affordable and accessible to consumers and businesses around the world. Learn more at www.appliedmaterials.com.

About Tokyo Electron

Tokyo Electron Limited (TSE: 8035), established in 1963, is a global supplier of semiconductor and flat panel display production equipment, and a provider of technical support and services for semiconductor, flat panel display and photovoltaic panel production equipment worldwide. TEL has located research & development, manufacturing, sales, and service locations all over the world. http://www.tel.com